Exhibit 99.1

BIT Mining Limited Subsidiary Experiences Cyberattack

AKRON, Ohio, US, Dec. 26, 2022 /PRNewswire/ -- BIT Mining Limited (NYSE: BTCM) ("BIT Mining," "the Company," "we," "us," or "our company"), a leading technology-driven cryptocurrency mining company, today announced that the Company's subsidiary, BTC.com, experienced a cyberattack on December 3, 2022. In the cyberattack, certain digital assets were stolen, including approximately US$700,000 in asset value owned by BTC.com's clients, and approximately US$2.3 million in asset value owned by the Company.

The Company reported this incident to law enforcement authorities in Shenzhen, China. Due to coordination locally and within the Company internally, some of BTC.com's digital assets have already been secured. On December 23rd, 2022, the authorities had launched an investigation, began collecting evidence, and had requested assistance from and coordination with relevant agencies. The Company will devote considerable efforts to recover the stolen digital assets.

In the wake of discovering this cyberattack, the Company has implemented technology to better block and intercept hackers. BTC.com is currently operating its business as usual, and apart from its digital asset services, its client fund services are unaffected.

About BIT Mining Limited

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, data center operation and miner manufacturing. The Company owns the world's top blockchain browser BTC.com and the comprehensive mining pool business operated under BTC.com, providing multi-currency mining services including BTC, ETH and LTC. The Company also owns a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, enabling the Company's self-efficiency through vertical integration with its supply chain.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

BIT Mining Limited

ir@btcm.group

ir.btcm.group

www.btcm.group

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com